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                          December 17, 2020

       David H. Lesser
       Chairman and Chief Executive Officer
       Power REIT
       301 Winding Road
       Old Bethpage, New York 11804

                                                        Re: Power REIT
                                                            Registration
Statement on Form S-11
                                                            Filed December 11,
2020
                                                            File No. 333-251276

       Dear Mr. Lesser:

              This is to advise you that we have not reviewed and will not review your registration statement.

               Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                                        Please contact Ronald
(Ron) E. Alper at 202-551-3329 with any questions.




                          Sincerely,


                          Division of Corporation Finance

                          Office of Real Estate & Construction
       cc:                                              Leslie Marlow